GRASIM
ADITYA BIRLA GROUP

By AirMail 82-3322

October 25, 2002

02060259

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Fax.:

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith the Unaudited Financial Results (Provisional) of the Company for the quarter / half year ended 30th September 2002, which have been taken on record by the Board of Directors of the Company at its meeting held today.

2. A copy of Press Release is also enclosed which is being released to the Press during the course of the day.

3. The Auditors of the Company have carried out the "Limited Review" of the financial results for the six months ended on 30th September 2002 in terms of Clause 41 of the Listing Agreement of the Stock Exchanges. A copy of Review Report of date is also enclosed herewith.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Encl.: as above

cc.: by courier

dlw 12/19

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2002

Rs in crores

	Three Months Ended 30th September 2002	Three Months Ended 30th September 2001	Six Months Ended 30th September 2002	Six Months Ended 30th September 2001	Year ended 31st March 2002 (Audited)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other Income	36.61	19.79	45.88	34.24	114.62
Total Expenditure					
- Decrease / (Increase) in Stock	(1.42)	79.01	64.71	37.89	95.42
- Raw Material Consumed	270.79	203.81	529.53	471.87	996.15
- Purchases of Finished Goods	2.11	57.47	6.53	181.99	243.71
- Payment to & Provision for Employees	78.73	69.62	158.95	166.08	321.87
- Power & Fuel	209.88	181.04	411.65	359.46	739.28
- Freight , Handling & Other expenses	118.80	153.09	256.23	269.77	510.56
- Other Expenditure	174.93	163.39	330.24	313.57	655.49
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Interest	43.66	47.85	87.34	98.37	190.25
Gross profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation	63.77	63.87	128.19	124.63	251.70
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tax Provision of earlier years written back					68.11
Loss on Sale of Shares in Subsidiary					(18.11)
Retrenchment Compensation	0	(18.43)	0	(18.43)	(55.39)
Write-down of Fixed Assets on Retirement from active use	0	(19.01)	0	(19.01)	(19.01)
Loss on sale of a Textile Unit					(15.00)
Loss on sale of Assets of a Textile Unit					(16.93)
Employees separation cost	(1.60)	(15.03)	(9.26)	(87.38)	(27.60)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Provision for Current Tax	(45.00)	(8.00)	(79.00)	(31.00)	(56.50)
Deferred Tax	(5.50)	(9.45)	(12.50)	(19.45)	(51.50)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,615.19
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Aggregate of Non-Promoter Shareholding					
- Number of Shares			72954440	72984305	72951240
- Percentage of Shareholding			79.58%	79.62%	79.58%

Notes:

1. During the quarter the Company has further acquired 0.37 Crore shares of Larsen & Toubro Ltd. (L&T) at an average price of Rs.177.12 per share for total consideration of Rs.65.05Crores.

2. The Company has entered into a Share Purchase Agreement with Oil and Natural Gas Corporation Limited (ONGC) for sale of 15,03,79,023 shares of Mangalore Refinery and Petrochemicals Corporation Ltd. (MRPL) @ Rs. 2 per share and the sale will be completed only after obtaining the necessary government / statutory approvals. In the event of sale being completed, the Company will incur a 'loss on sale of Investments' of Rs.208.62 Crores, which will be accounted for when the sale is completed.
   In the event the sale of the aforesaid shares is not completed before end of the current financial year, the Company will, in accordance with past practice, determine the decline, other than temporary, if any, in the value of the long term investment in the shares of MRPL, and the carrying amount of this long term investment will be adjusted for the decline, other than temporary, if any, at the time of preparation of annual accounts.

3. The Company has filed a Scheme of Arrangement under section 391/394 of the Companies Act , 1956 in the High Court of Madhya Pradesh in October,2000 inter alia providing for sale/transfer of assets of the Mavoor Units and the same is still pending

Cont. on Page 2

Cont. from Page 1

4. **Segments Reporting:**

Rs. in Crores

		Three Months Ended 30th September 2002	Six Months Ended 30th September 2002	Year ended 31st March 2002 (Audited)
	[illegible]			
a	Fibre & Pulp	414.23	833.25	1,328.83
b	Cement	511.55	1,054.43	2,074.85
c	Sponge Iron	90.71	178.45	331.66
d	Chemicals	66.06	118.72	219.93
e	Textiles	57.60	111.52	276.12
f	Others	0.69	3.34	270.68
	TOTAL	1,140.84	2,299.71	4,502.07
	(Less) : Inter Segment Revenue	(27.99)	(51.15)	(115.43)
	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]			
a	Fibre & Pulp	143.69	269.88	305.69
b	Cement	23.47	87.25	318.67
c	Sponge Iron	13.07	24.47	11.86
d	Chemicals	17.55	21.07	11.42
e	Textiles	(4.65)	(13.29)	(37.71)
f	Others	(2.96)	(1.99)	0.32
	TOTAL	194.53	386.35	610.16
	Add / (Less) :			
	Interest	(43.16)	(87.14)	(190.15)
	Net Unallocable Income / (Expenditure)	20.35	29.85	54.73
	[illegible]	[illegible]	[illegible]	[illegible]
	Tax Provision of earlier years written back	-	-	62.88
	Loss on Sale of Shares in Subsidiary	-	-	(12.11)
	Retrenchment Compensation	-	-	(33.50)
	Write-down of Fixed Assets on Retirement from active use	-	-	(19.01)
	Loss on sale of a Textile Unit	-	-	(15.07)
	Loss on sale of Assets of a Textile Unit			(15.92)
	Employees separation cost	(1.60)	(3.25)	(27.60)
	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]			
a	Fibre & Pulp	789.76	789.76	879.24
b	Cement	2,043.53	2,043.53	2,055.16
c	Sponge Iron	515.59	515.59	570.58
d	Chemicals	211.70	211.70	227.51
e	Textiles	112.11	112.11	133.13
f	Others	5.56	5.56	33.15
	TOTAL	3,684.25	3,684.25	3,900.51
g	Unallocated Corporate Capital Employed	1,784.07	1,784.07	1,518.93
	[illegible]	[illegible]	[illegible]	[illegible]

5. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :
   - Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   - Chemicals - Caustic Soda & Allied Chemicals
   - Cement - Grey & White Cement
   - Sponge Iron - Sponge Iron
   - Textiles - Fabrics & Yarn

6. Segment-wise break-up for Employee Separation Cost is as under :

Rs. in Crores

	Q2-FY2003	H1-FY2003	FY2002
Fibre & Pulp	0.52	1.49	9.10
Chemical	-	0.39	1.63
Cement	0.17	0.28	13.49
Textiles	0.91	1.10	3.38

7. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

8. The above results have been taken on record at the meeting of the Board of Directors held on 25th October, 2002.

9. The Limited Review, as required under clause 41 of listing agreement , has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 25th October, 2002

Kumar Mangalam Birla
Chairman

Press Release

Mumbai, 25th October 2002

GRASIM, the ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR Q2 - FY 2003

Turnover: Rs. 1113 Crores

Profit after Tax: Rs.129 Crores

(Rs. Crores)

	Quarter Ended 30.09.2002 (Un-audited)	Quarter Ended 30.09.2001 (Un-audited)	Variation %	Financial Year Ended 31.03.2002 (Audited)
Net Turnover	1112.9	1108.0	0.4	4386.6
PBIDT	**286.7**	**211.3**	**35.7**	**936.8**
Interest	43.1	47.9	(-) 9.8	190.3
Gross Profit	243.6	163.4	49.0	746.5
Depreciation	62.8	61.9	1.5	251.7
Profit before Taxes and Exceptional Items	**180.8**	**101.5**	**78.0**	**494.8**
Total Tax Expenses	50.5	17.5	189.0	108.0
Net Profit after total taxes but before Exceptional Items	**130.3**	**84.0**	**54.9**	**386.8**
Exceptional items:				
- Excess provision for income tax of earlier years written back		-		68.1
- Loss on sale of investment		-		(-) 18.1
- Loss on closure of Mavoor Plants		(-) 37.4		(-) 74.3
- Loss on sale of Textile Division, Gwalior		-		(-) 31.9
- Employees' separation cost	(-) 1.6	(-) 15.0		(-) 27.6
Net Profit after Total Taxes and Exceptional Items	**128.7**	**31.6**	306.8	**303.0**

Grasim, the flagship Company of the Aditya Birla Group, has reported a higher turnover of Rs.1113 crores (Rs.1108 crores) for the quarter ended September, 2002. Gross profit has risen by 49 % at Rs. 244 crores (Rs. 163 crores). Profit after total tax expenses but before Exceptional Items is up by 55 % at Rs. 130 crores (Rs.84 crores), even after factoring the substantially higher provision for current taxes.

OPERATIONS

The table below indicates Grasim's operations during the quarter:

PRODUCTION / TURNOVER

Products		Q2 FY2003	Q2 FY2002	Variation	FY 2002
Production Volumes					
Viscose Staple Fibre	M.T.	60444	38886	55%	176462
Cement	Mn.MT	2.60	2.22	17%	9.53
White Cement	M.T.	72797	62478	17%	267915
Sponge Iron	M.T.	157807	126817	24%	559567
Caustic Soda	M.T.	39765	33287	19%	129784
Sales Volumes					
Viscose Staple Fibre	M.T.	58867	42730	38%	181520
Cement	Mn. M.T.	2.67	2.22	20%	9.68
White Cement	M.T.	73251	62129	18%	266105
Sponge Iron	M.T.	147660	110680	33%	562334
Caustic Soda	M.T.	38638	34139	13%	129051

NET REALISATION

Products		Q2 FY2003	Q2 FY2002	Variation	FY 2002
Viscose Staple Fibre	Rs./M.T.	67550	70034	(-) 4%	68511
Cement	Rs./M.T.	1657	1944	(-) 15%	1917
White Cement	Rs./M.T.	5496	5174	6%	5317
Sponge Iron	Rs./M.T.	6077	5939	2%	5606
Caustic Soda (ECU)	Rs./M.T.	14334	15688	(-) 9%	14564

VSF Business

The VSF business has posted an excellent performance during the quarter under review. Capacity utilization was up at 110% (70%). Sales volume was up by 38%, but realization was lower by 4%.

To spur the demand for its superior quality VSF in terms of feel, comfort, fashion and hygiene, the fibre division's efforts relating to application development are gaining momentum. This strategy which the Company has been pursuing in the recent past, is yielding good results.

To spawn customer-centric innovations, the Company's proposed VSF Research and Application Centre at Kharach, involving a capex of Rs. 27 crores, is progressing as scheduled.

Cement Business

Both in sales volumes and production, the cement business has put in an impressive performance. Sales volume which is 20% higher over that of the comparable quarter in the previous year, surpassed the industry growth level of 13%. Production too at 2.60 Mn MT vis-à-vis 2.22 Mn MT has risen by 17%.

However, lower cement prices have adversely impacted operating margins, which could be offset only partly by larger sales volumes.

A capex of Rs.263 crores has been earmarked for the current year, for setting up of two power plants of 23MW and 12.5 MW capacity at Aditya Cement and Grasim (South) respectively, and ongoing modernization and capacity of plants expansion through de-bottlenecking. On implementation of these projects, Grasim's Cement manufacturing capacity will stand raised to 13.40 Mn. MT. The power plants are expected to be operational by the end of the current financial year

The outlook for the cement business is positive. The Company's optimism is fuelled by the steady GDP growth, infrastructure investment and the demand for housing.

Chemical Business

The capacity utilization of the chemical plant at 99% (83%) has been noteworthy. Sales volumes at 38638 MT grew by 13% vis-à-vis the corresponding quarter. The overall (ECU) realization is lower by 9%, due to the falling international prices of caustic soda. Development of ancillary products for more value addition and improved realizations are the Division's planks, going forward.

Sponge Iron Business

The sponge iron business has posted a commendable performance. The plant's utilization has been higher at 70% (56%) with increased supply of natural gas. Sales volumes kept pace with production which stepped up by 18% over the corresponding quarter of the previous year. Better operational efficiencies and an enhanced demand for Sponge Iron from Western markets have been the major growth drivers.

As the demand for steel is growing both in the domestic and international markets and scrap prices are firm, the outlook for the Sponge Iron business is encouraging. Availability of natural gas and its pricing however continues to be an area of concern for the Sponge Iron Business.

Outlook

Grasim's fundamental strengths, its ongoing focus on operational excellence, cost optimization, effective financial management, continuous restructuring of business processes and the expected improvement in the cement sector, bode well for the Company. The prospects for the Company continue to be bright.

-----OOO-----

www.grasim.com or www.adityabirla.com

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

PHONES : 265 4239, 265 4313, 265 4298
FAX : (91-22) 265 4256
E-mail : gpk@bom5.vsnl.net.in

LODHA & CO
CHARTERED ACCOUNTANTS

12, Bhagat Singh Marg
New Delhi - 110001
PHONES : (91-11) 3362414, 3361738, 3345168
FAX : (91-11) 3314309
E-mail : icm.del@sm9.sprintrpg.ems.vsnl.net.in

Hamam House,
Ambalal Doshi Marg,
(HAMAM STREET)
Mumbai 400 001

LIMITED REVIEW REPORT

TO,
THE BOARD OF DIRECTORS
GRASIM INDUSTRIES LIMITED
MUMBAI

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Ltd. for the six months period ended 30.09.2002. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

Based on our review conducted as above, nothing has come to our notice that cause us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is disclosed, or that it contains any material misstatement.

For **G.P. KAPADIA & CO**
Chartered Accountants
(Atul B. Desai)
Partner

For **LODHA & CO**
Chartered Accountants
(Narendra Lodha)
Partner

Mumbai
Dated : 25th October 2002